ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Adam M. Schlichtmann 617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

October 21, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number No. 280 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on August 27, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the Amendment, relating to the creation and offering of a new share class (the “Opportunity Class”) for State Street ESG Liquid Reserves Fund, State Street Institutional Liquid Reserves Fund, State Street Institutional Treasury Money Market Fund, State Street Institutional Treasury Plus Money Market Fund and State Street Institutional U.S. Government Money Market Fund (each a “Fund” and together, the “Funds”), that Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on October 7, 2021. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Funds and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff. Please file the response at least 5 days in advance of the effective date.

Response: The Funds acknowledge this comment.

2.	Please apply any applicable comments to each Fund’s respective master fund (each a “Portfolio” and together, the “Portfolios”) as well.

Response: The Funds acknowledge this comment.

3.	Please confirm that tickers will be added on EDGAR when available.

Response: The Funds confirm that tickers will be added on EDGAR when available.

Prospectus

4.

Please bold the language that reads “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below” in the section titled “Fees and Expenses of the Fund.”

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

5.	Unless there are any new or unique components to the Fund’s expenses, please delete footnote 1 to the Annual Fund Operating Expenses table and show actual expenses as of the previous fiscal year.

Response: The Funds note that the Opportunity Class has not yet launched and therefore does not have any actual expense figures that could be shown for the previous fiscal year. The Funds have determined not to make any changes in response to this comment.

6.

The contractual expense cap described in Footnote 2 to the fee and expense table expires on April 30, 2022. Please extend the expiration date to one year from the effective date of the amendment or delete the footnote.

Response: The Funds have revised the footnote to reflect that the contractual expense cap expires April 30, 2023.

7.	Please disclose the terms of recoupment with respect to the Voluntary Waiver described in footnote two to each Fund’s Annual Fund Operating Expenses table.

Response: In response to this comment the Funds will revise the disclosure in the section “MANAGEMENT AND ORGANIZATION—Investment Adviser” as follows:

A reimbursement to the Service Provider would increase fund expenses and may negatively impact a Fund’s yield during such period. There is no guarantee that the Voluntary Reduction will be in effect at any given time or that a Fund will be able to avoid a negative yield. The Funds have agreed, subject to certain limitations, to reimburse the applicable Service Provider for the full dollar amount of any Voluntary Reduction incurred after May 1, 2020. A Fund is not obligated to reimburse a Service Provider: (1) more than three years after the end of the fiscal year of the Fund in which the Service Provider provided a Voluntary Reduction; (2) in respect of any business day for which the net annualized one-day yield of the Fund or applicable Class is less than 0.00%; (3) to the extent that the amount of the reimbursement to all Service Providers on any day exceeds fifty percent of the yield (net of all expenses, exclusive of the reimbursement) of the Fund or the applicable class on that day; (4) to the extent that the amount of such reimbursement would cause the Fund’s or applicable class’s net yield to fall below the Fund’s or applicable class’s minimum yield; (5) in respect of any such fee waivers and/or expense reimbursements that are necessary to maintain the Fund’s Contractual Total Expense Limit (as defined in the Reimbursement Agreement) which is effective at the time of such fee waivers and/or expense reimbursements; or (6) in any manner that would result in a class bearing the cost of a reimbursement to the Service Provider for any class-specific expense (including, without limitation, fees payable in accordance with a plan authorized pursuant to Rule 12b-1 under the 1940 Act, or Shareholder Servicing Agreement or similar arrangement) that was waived or reimbursed to the Fund with respect to a different Class.

Any such future reimbursement of an applicable Service Provider may result in the total annual operating expenses with respect to a share class of a Fund exceeding the amount of the expense cap under the contractual expense limitation agreement because the expense is not covered by the agreement.

8.	Since none of the Funds are “new funds” as defined in Instruction 6 to Item 3 of Form N-1A, please present expense examples for the 5 and 10 year periods.

Response: The requested change will be made.

9.	For the State Street ESG Liquid Reserves Fund, the Fund’s name includes “ESG.” This word suggests a type of investment and therefore the Fund should include an 80% policy per Rule 35d-1.

Response: The Fund believes that the term “ESG” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment. As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as growth or value that connote types of investment strategies as opposed to types of investments.” Like the terms “growth” and “value,” the term “ESG” refers to the Adviser’s investment strategy and process. The Fund also believes that its name is consistent with Section 35(d) under the 1940 Act; its disclosure regarding its investment strategy is clear, and the Fund does not believe the term “ESG” in its name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy. Accordingly, the Fund respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “ESG.”

10.

Reference is made to the language that reads “Opportunity Class shares are generally expected to incur higher expenses, and have lower returns, than Premier Class shares.” Please delete the term “generally.”

Response: The Funds have reviewed their disclosure and respectfully decline to make the requested change.

11.	For the avoidance of doubt, please carry all comments through to all series in the Amendment to the Registration Statement.

Response: The Funds acknowledge this comment.

12.

Reference is made to the disclosure in the section titled “FINANCIAL HIGHLIGHTS” that states “Because the Opportunity Class was unfunded as of the date of this Prospectus, it does not currently have financial highlights information. The financial highlights tables below give information with respect to the Premier Class shares of the Fund.” Please provide the financial highlights for the Premier Class and indicate in the introductory disclosure that semi-annual financial highlights are available in each Fund’s semi-annual shareholder reports.

Response: The Funds will provide financial highlights for the Premier Class and add disclosure stating that semi-annual financial highlights are available in each Fund’s semi-annual shareholder reports.

Statement of Additional Information (“SAI”) Comments

13.

Please revise the disclosure related to the Section titled “Purchase of Other Investment Company Shares” to explain that the ability to rely on the applicable exemptive orders will terminate effective January 19, 2022.

Response: In response to this comment, the Funds intend to revise their disclosure as follows:

Each Portfolio may, to the extent permitted under the 1940 Act and exemptive rules and, until January 19, 2022, orders thereunder, invest in shares of other investment companies, which include funds managed by SSGA FM, which invest exclusively in money market instruments or in investment companies with investment policies and objectives which are substantially similar to those of the Portfolios. These investments may be made temporarily, for example, to invest uncommitted cash balances or, in limited circumstances, to assist in meeting shareholder redemptions, or as long-term investments.

14.

Fundamental Investment Restriction 6 states “for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance with its concentration policy. Please add narrative disclosure in an explanatory paragraph that appears below the list of fundamental investment restrictions (the Staff understands that amending Fundamental Investment Restriction 6 would likely require a shareholder vote) indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Funds respectfully decline to make the requested change. The Funds are not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with their policies on concentrating their investments.

15.	Reference is made to the phrase “similar instruments” in Fundamental Investment Restriction 6. Please clarify in disclosure that this phrase refers to deposit instruments.

Response: The Funds have reviewed their disclosure and determined not to make a change in response to this comment. Guide 19 of the guidelines accompanying the adoption of Form N-1A (See Investment Company Act Release No. 13436 (Aug. 12, 1983) states a view that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. Guide 19 states that when a money market fund reserves the freedom to concentrate investments in a particular industry or group of industries the fund should include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” After taking into account this guidance, the Funds continue to believe that their disclosure in Fundamental Investment Restriction 6 and related disclosure is appropriate.

16.

With respect to Fundamental Investment Restriction 6, we note that while money market funds are permitted to reserve freedom to concentrate in the securities issued by the U.S. government or its instrumentalities, as well as deposit instruments in U.S. banks, the carve out in romanette (iv) appears to be too broad. With respect to romanette (iii), please clarify in the explanatory note below the list of fundamental investment restrictions that that the domestic parent will be unconditionally liable in the event that the foreign branch fails to pay on its instruments for any reason.

Response: The Funds do not plan to make any changes in response to this comment. Please refer to the response to Comment 15 above.

17.

Reference is made to the following disclosure “With respect to investment policy on concentration (#6 above), a Money Market Fund may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Fund’s quality standards in the banking industry justify any additional risks associated with the concentration of the Fund’s assets in such industry.” Please explain how this disclosure is consistent with the exceptions listed in romanettes (i)-(iii) of Fundamental Investment Restriction 6.

Response: The Funds do not plan to make any changes in response to this comment. Please refer to the response to Comment 15. The Funds note the language in Guide 19 that refers to the criteria used to evaluate and select investments in this regard.

18.

The final paragraph in the section titled “Fundamental Investment Restrictions” states, “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please disclose how the treatment of tax exempt bonds backed principally by a non-governmental issuer are treated as compared with a tax exempt bonds backed only by a non-governmental issuer.

Response: The Funds do not currently plan to make any changes in response to this comment, although they will re-consider the comment in connection with their next registration statement annual update.

19.

Reference is made to the disclosure that states “The advisory fees paid by the State Street ESG Liquid Reserves Portfolio to SSGA FM for the last three fiscal years are as follows” in the section titled “INVESTMENT ADVISORY AND OTHER SERVICES—Investment Advisory Agreement.” Please explain supplementally why advisory fees paid to SSGA FM for the last three fiscal years are only disclosed for the State Street ESG Liquid Reserves Portfolio.

Response: The Funds note that the SAI discloses that each of the Funds currently invests all of its assets in a related Portfolio that has the same investment objectives and substantially the same investment policies as the relevant Fund and that, as long as a Fund remains completely invested in its related Portfolio (or any other investment company), the Adviser is not entitled to receive any investment advisory fee with respect to the Fund. The Funds note that each Portfolio pays a management fee to the Adviser at a rate that is disclosed in the Funds’ SAI. In addition, the Portfolios’ SAI discloses the aggregate advisory fees paid by each Portfolio for the last three fiscal years. Accordingly, the Registrant believes the current disclosure is consistent with Item 19(a)(3) of Form N-1A. In response to this comment, the Funds intend to add disclosure stating the advisory fees paid to SSGA FM by each Portfolio with respect to assets invested in the Portfolio by its respective feeder Fund for the last three fiscal years.

20.	Please correct the typo in the following sentence: “Any other circumstances ant the Adviser believes is relevant at the time.”

Response: The Funds will correct the typo as follows:

Any other circumstances ~~ant~~that the Adviser believes ~~is~~are relevant at the time.

Declaration of Trust Comments

21.	Reference is made to Article III Section 5 of the Declaration of Trust, Derivative Claims. Please summarize the limitations on derivative actions in the prospectus.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

22.

Reference is made to Article III, Section 7 of the Declaration of Trust, Direct Claims. Please summarize in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

23.

Reference is made to Article V, Section 5 of the Declaration of Trust, Inspection of Books and Records. Please disclose in the prospectus or SAI that this section does not apply to shareholder rights under the federal securities laws.

Response: The Funds will consider revising their disclosure in response to this comment in connection with the next annual update to their registration statement.

*    *    *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann